

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2015

Andy Michael Ibrahim
Chief Executive Officer
Vapetek, Inc.
7611 Slater Avenue, Unit H
Huntington Beach, CA 92647

      Re: Vapetek, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2014
              Filed March 31, 2015
              File No. 000-54994

Dear Mr. Ibrahim:

We issued comments to you on the above captioned filing on June 8, 2015. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a complete, substantive response to these comments by July 20, 2015.

If you do not respond, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filing and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Justin Kisner, Attorney-Adviser, at (202) 551-3788, Emily Drazan, Attorney-Advisor, at (202) 551-3208, or me at (202) 551-3810 with any questions.

                        Sincerely,

                        /s/ Kathleen Krebs, for

                        Larry Spirgel
                        Assistant Director